February 27, 2024
VIA EDGAR
Alison White
Senior Counsel
The United States Securities and
 Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Re:
Nationwide Variable Account-II (811-03330) of Nationwide Life Insurance Company relating to Nationwide O Series (File No. 333-258296) and Nationwide Variable Account – 5 (811-08142) of Nationwide Life Insurance Company relating to Nationwide Personal Income Annuity (File No. 333-267078) and Nationwide Personal Income Annuity New York (File No. 333-272927)
Dear Ms. White:
On behalf of Nationwide Life Insurance Company ("Nationwide") and its Nationwide Variable Account-II and Nationwide Variable Account – 5, we are filing this correspondence in response to your comments, provided via oral comments on the phone on February 5, 2024, to Nationwide’s supplements filed on January 30, 2024, under Rule 485(a)under the Securities Act of 1933. Each oral comment is restated below and is accompanied by Nationwide’s response.
Nationwide O Series (333-258296)
Comment 1 – Confirm the annual update will include the historical rates previously disclosed in Rate Sheet Supplements filed since May 1, 2023, in the Appendix.
Response: Nationwide confirms that the annual update will include the historical rates previously disclosed in Rate Sheet Supplements filed since May 1, 2023.
Comment 2 – For item #2 of the supplement, why does the following sentence say "may": "Note: For contracts issued on or after May 1, 2024, as described in the Rate Sheet Supplement, in the event of an intervening Rate Sheet Supplement that increased the applicable Roll-up Interest Rate and/or Lifetime Withdrawal Percentages after the date the application was signed, the new Rate Sheet Supplement in effect on the date the contract was issued may have been applied to the contract."
Response. The disclosure uses "may" to cover the scenario that could occur under the third bullet of the Rate Sheet Supplement where a Roll-up Interest Rate decreases but one or more Lifetime Withdrawal Percentages increase. Under this scenario, the Rate Sheet Supplement in effect on the date the application is signed will be applied to the Contract even though the Lifetime Withdrawal Percentages increased in the intervening Rate Sheet Supplement. The note in the Appendix is a reminder of the detail described in the Rate Sheet Supplement for intervening Rate Sheet Supplements and therefore does not get into the level of detail provided in the Rate Sheet Supplement. The disclosure also refers the Contract Owner to either their Contract or the Service Center for the rates applicable to them.
Nationwide Personal Income Annuity (333-267078) and Nationwide Personal Income Annuity New York (333-272927)
Comment 1 For item #2 on page 1 of the supplement, please revise the second sentence as follows: "Currently, there is no additional charge for the Joint Option, however, the Lifetime Withdrawal Percentages will be lower than if the Joint Option was not elected." Make this change anywhere it applies.
Response. We revised the sentence as requested and made the change where applicable.
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Comment 2 Please confirm if you own the contract and have not elected the Joint Option, you will not pay any additional fee that may be imposed in the future for the Joint Option.
Response. Nationwide confirms that contract owners who purchased the contract when the Joint Option did not have an additional fee and did not elect the Joint Option will not pay any additional fee that may be imposed in the future if they elect the Joint Option.
We included additional disclosure as shown in #3 below to help clarify this.
Comment 3 Clarify if you elect the Joint Option at a later date whether they get the rate in effect at the time the application is signed or the rate in effect on the date the Joint Option is elected. If it is the latter, you may need to update the Rate Sheet accordingly.
Response. We separated the third paragraph into two paragraphs and added the following new disclosure, as follows (emphasis added):
Currently, there is no additional charge for the Joint Option, however, if the Contract Owner elects the Joint Option, Nationwide will reduce the Lifetime Withdrawal Percentages associated with the Nationwide Retirement Income Rider. If an additional charge were to be assessed, the charge would be deducted at the same time and in the same manner as the Nationwide Retirement Income Rider charge and the charge would also be assessed until annuitization. The current charge will not change for contracts that are already in force.
If the Joint Option is elected after the Date of Issue, the charge and the Lifetime Withdrawal Percentages stated in the Contract will apply. If the Joint Option is elected after the Date of Issue, any additional charge for the Joint Option will be assessed beginning on the next Contract Anniversary, prorated from the date the Joint Option was added.
Please contact me direct at (614) 249-7001 if you have any questions regarding this filing.
Sincerely,
Nationwide Life Insurance Company
/s/ BEN MISCHNICK
Ben Mischnick
Managing Counsel
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies